82-34725

Agricore United

RECEIVED

2007 FEB 23 A 11:52

SUPPL

FOR IN

07021261

AGRICORE UNITED AND JAMES RICHARDSON INTERNATIONAL TO CREATE GLOBAL AGRI-BUSINESS

- $6.50 cash and 0.509 shares of the combined company for each Agricore United Share -

WINNIPEG, MANITOBA -- (February 21, 2007) – Agricore United (TSX:AU) and James Richardson International Limited ("JRI") announced today that they have agreed to combine to create Canada's largest grain company and a leading global Canadian agri-business. Under the proposal, Agricore United shareholders will receive $6.50 in cash and 0.509 shares of the combined company for each Limited Voting Common Share. Holders of Series A convertible preferred shares of Agricore United will receive $24.00 in cash per share. The Board of Directors of Agricore United will recommend that shareholders accept the offer from JRI.

"Today marks a significant development in the history of these two companies," says Wayne Drul, Chair of the Agricore United Board of Directors. "Agricore United's agricultural roots go back to 1906, and JRI is currently celebrating its 150th anniversary. With our combined heritage, expertise and reputation for excellence in this industry, the merger of these two organizations offers an outstanding agri-business solution for shareholders, customers and employees."

"The combined company, Richardson Agricore Limited, will be a true Canadian champion, with a broad mix of businesses across Canada and the scale, management expertise and financial strength to compete globally," said JRI Chairman, Hartley Richardson. "The combined company will be well-positioned to create significant value for its shareholders and connect its customers to even greater market opportunities than we can today. It will carry on the Richardson family's commitment to being a trusted partner to Canada's farming communities. It will also have a governance structure that ensures the direct and ongoing input of producers."

The combination of Agricore United and JRI will create:

- Canada's largest grain company with annual grain shipments in excess of 14 million tonnes, and an established presence in 50 countries.

- A company with diversified earnings from grain handling, crop production services, livestock services, oilseed processing and financial services.

- Combined assets strategically located throughout both western and eastern Canada, as well as in the United States and Japan.

PROCESSED

FEB 28 2007

THOMSON FINANCIAL

- Significant synergies, currently estimated to be about $62 million per year. The synergies will come from realizing efficiencies in overlapping operations, applying best practices to the combined company's operations and reducing overhead costs. Expected net integration and one-time transaction costs are estimated to be about $31 million.

- A financially strong company with *pro forma* gross sales of about $5 billion for the trailing twelve months ending January 31, 2007 and *pro forma* earnings before interest, taxes, depreciation and amortization ("EBITDA") of $226 million for the same period. *Pro forma* EBITDA including annualization adjustments and expected synergies is estimated to be $296 million. *Pro forma* net average debt of the combined company is about $700 million.

- A company with the size and financial strength to take advantage of significant growth opportunities.

"This transaction delivers significantly greater value to Agricore United shareholders than the hostile takeover bid being put forward by Saskatchewan Wheat Pool. Not only does it provide significantly more cash, but the offer also poses a lot less risk," says Jon Grant, Chair of the Special Committee. "Both parties have mutually

determined the synergies and efficiencies to be gained by the transaction, and we both have a thorough understanding of the business plan that will be adopted to achieve those synergies."

JRI contributes a number of complementary assets and skills to the new company. Its largest market for grain handling and storage is in Saskatchewan and provides a strategic fit for Agricore United's strong presence in Alberta and Manitoba, such that the geographic and operational diversification of the combined business should ensure it is not overly concentrated in any particular area. In addition, Canbra Foods Ltd, a subsidiary of JRI, is Canada's largest fully integrated canola oil processor with crush capacity of 420,000 tonnes and planned capacity of 1.2 million tonnes upon completion of a new canola crush plant in Yorkton, Saskatchewan.

The combination of Agricore United and JRI will result in significant benefits for customers. The new company will be financially strong and will continue to be a dependable provider of innovative and cost-effective services and products to farmers, while enhancing its presence in the global market for Canadian grains and oilseeds. The combined company will be able to draw upon the resources and experience within each of Agricore United and JRI to deliver greater value to farmers.

As part of the transaction, James Richardson & Sons Limited ("JRSL"), the parent company of JRI, will contribute $125 million of cash, and Ontario Teachers' Pension Plan ("OTPP") will contribute $266 million of cash to fund the cash portion of the offer. On completion of the transaction, the total issued and outstanding shares of the combined company will be about 103.9 million, with JRSL and OTPP owning 50.5 percent and 20 percent, respectively. The existing holders of Limited Voting Common Shares of Agricore United will own 29.5 percent of the combined company, in addition to receiving an aggregate of $391 million of cash.

Brian Gibson, OTPP Senior Vice-President, Public Equities, says, "We are delighted to be involved in the creation of Richardson Agricore. We believe the combined company will be well positioned to create long-term value, especially with the input of producers."

The Board of Directors of the new company will be comprised of 11 directors to be elected by the shareholders of Richardson Agricore. JRSL and OTPP have agreed to support the election to the Board of Directors of certain individuals. It is expected that the initial board will include three nominee representatives of JRSL, two independent directors initially selected by OTPP and thereafter nominated by the independent nominating committee and approved by OTPP, two producer representatives, two additional directors nominated by JRSL who will be independent under applicable Canadian securities laws, one independent director nominated by consensus of JRSL and OTPP, and the CEO of the combined company. The Board of Directors will be chaired by Hartley Richardson. In the interim period, Curt Vossen will continue to act as President of JRI, and Brian Hayward will continue to act as CEO of Agricore United and both will co-chair a transition committee. Upon closing of the transaction, Curt Vossen will assume the role of CEO of Richardson Agricore.

The Board of Directors of Agricore United, based on the recommendations of the Special Committee of the Board of Directors, has determined that the transaction is fair to Agricore United shareholders and is in the best interests of Agricore United and will recommend that shareholders accept the offers from JRI. The company's financial advisors, Scotia Capital Inc. and Blair Franklin Capital Partners Inc. have each provided an opinion to the Board of Directors and the Special Committee that the consideration under the offer is fair, from a financial point of view, to Agricore United shareholders. The Board of Directors continues to recommend that Agricore United shareholders reject the offers by Saskatchewan Wheat Pool Inc. ("SaskPool") to purchase Limited Voting Common Shares and Series A convertible preferred shares.

The terms of JRI's offer, including additional information regarding the synergies, will be contained in JRI's bid circular which will be mailed to Agricore United shareholders. The offer will be subject to certain conditions, including the tender of at least 75 percent of the outstanding Limited Voting Common Shares and the receipt of necessary regulatory clearances.

Pursuant to its pre-existing contractual arrangements with Agricore United, Archer Daniels Midland Company ("ADM"), which holds approximately 28 percent of the outstanding Agricore United shares, is required to tender its shares to a bona fide takeover bid for all of the Agricore United shares, and to vote its shares in favour of a bona fide proposed merger, amalgamation or arrangement proposal that has been recommended or accepted by Agricore United's Board of Directors, unless prior to the expiry of such a takeover bid, or before the date on which the shareholders of Agricore United approve such a transaction, ADM makes a proposal to Agricore United that the Board of Directors of Agricore United has determined is more favourable than such a takeover bid or transaction.

Agricore United will call shareholders meetings to approve the continuance of Agricore United to the *Canada Business Corporations Act* and a plan of arrangement providing for the acquisition by JRI of the shares of Agricore

United on terms identical to the offer, to be effected following the expiry of the offer. The acquisition agreement also includes customary non-solicitation and fiduciary out provisions, including a termination fee payable to JRI of $24 million in certain circumstances, and a right on the part of JRSL and JRI to match a superior proposal. The transaction is expected to be completed in mid 2007.

Agricore United shareholders are urged to read JRI's bid circular and Agricore United's directors' circular and proxy circular in detail when such documents are issued. Such documents will be mailed to Agricore United shareholders and will be available at www.sedar.com.

RBC Capital Markets is the financial advisor to JRI. Scotia Capital Inc. and Blair Franklin Capital Partners Inc. are financial advisors to the Special Committee and the Board of Directors of Agricore United.

Shareholder and Media Conference Call

Agricore United and JRI will host a conference call on Wednesday, February 21, 2007 at 10:00 am CST/11:00 am EST. Dialing instructions for the call are as follows:

North America: 1-888-575-8232 or 1-416-406-6419

Confirmation Number: 3215623

The conference call will also be digitally recorded and will be available for re-broadcast until March 21, 2007. To access the playback, call 1-800-408-3053. The Passcode Number for the playback is 3215623#.

Additional Information Regarding JRI and the Transactions

A presentation containing additional information about JRI and the transaction will be posted on JRI's website (www.jri.ca) following the shareholder and media conference call.

Update on Saskatchewan Wheat Pool Offer

The Agricore United Board of Directors maintains its unanimous recommendation that shareholders reject the SaskPool offer and not tender their shares to that offer. If shareholders have already tendered to the SaskPool offer, the Board recommends that they withdraw them immediately. For assistance in doing so, shareholders are urged to contact Georgeson, toll free within North America at 1-866-598-9684.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

About James Richardson International Limited

JRI, a subsidiary of James Richardson & Sons, Limited, is the largest privately owned Canadian agribusiness. It handles all major grains, oilseeds, and special crops and sells crop inputs and related services through farm service centres throughout Canada. JRI, which has 1100 employees, is also actively involved in food processing through its subsidiary Canbra Foods Ltd. It has a strong history of growth and profitable operations.

James Richardson & Sons, Limited, established in 1857, is a privately-owned Canadian corporation. Headquartered in Winnipeg, the Firm is involved in the international grain trade, real estate, energy, financial services and investments.

About Ontario Teachers' Pension Plan

The Ontario Teachers' Pension Plan is an independent corporation responsible for investing the $100 billion fund and administering the pensions of Ontario's 274,000 active and retired elementary and secondary school teachers. Approximately 40 percent of the fund is invested in public equities. As a long-term investor in Canadian stocks, the

Ontario Teachers' Pension Plan's public equity division features a Relationship Investing team, whose mandate is to manage large-scale strategic investments in public companies.

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization (EBITDA) are provided to assist investors in determining the ability of the company to generate cash flow from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. The items excluded in the determination of such measures include items that are non-cash in nature, income taxes, financing charges or items not considered to be in the ordinary course of business. EBITDA provides important management information concerning business segment performance since the company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the company's operating performance, or (ii) cash flows from operating, investing and financing activities as a measure of the company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Average net debt is provided to assist investors and is used by management in assessing the company's pro forma liquidity position, and to monitor how much debt the company has after subtracting liquid assets such as cash and cash equivalents. Average net debt as at such dates is calculated by taking the sum of the net debt (calculated as noted above) as at the end of each relevant period during the 12 months ended on such date and dividing by the appropriate factor. Such a measure should not be considered in isolation of or as a substitute for current liabilities, short-term debt, or long-term debt as a measure of the company's indebtedness.

Forward-Looking Information

Certain statements in this release contain forward-looking information. Such statements include, but are not limited to, statements that address the results, events or activities that the company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, and plans and references to future operations and results. Such statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can generally be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases. All of the statements in this release which contain forward-looking information are qualified by these cautionary statements and the other cautionary statements and factors contained herein. Although the company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, food safety, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited and Agricore Cooperative Ltd., the provisions of the *United Grain Growers Act*, the outcome of the proposed transaction between the company and JRI, including achieving estimated synergies, and the unsolicited takeover bid initiated by SaskPool on November 7, 2006.

Additional information about these factors and about material factors or assumptions underlying such statements may be found in the body of this release as well as in the company's 2006 Annual Information Form under the heading "Risk Factors", in the MD&A included on pages 6 to 29 of its 2006 Annual Report and in the Directors' Circular dated December 12, 2006 and the Notice of Change to Directors' Circular dated February 8, 2007 issued in response to the take-over bid initiated by SaskPool. These are not necessarily all of the important factors that could cause actual results, events or activities to differ materially from those expressed in any of the company's statements which contain forward-looking information. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results, events or activities anticipated by the company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the company.

All statements made in this release which contain forward-looking information are made as of the date of this document. Unless otherwise required by applicable securities laws, the company disclaims any intention or

obligation to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United:

Investors:

Georgeson
Toll Free 1-866-598-9684

or

Lori Robidoux
Agricore United
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

Media:

Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

James Richardson International Limited:

Jean-Marc Ruest
Assistant Vice-President,
Legal and Industry Affairs
(204) 934-5488
Email: Jean-Marc.Ruest@jri.ca

or

Alan Bayless
Longview Communications Inc.
Direct: (604) 694-6035
Mobile: (604) 417-9645
abayless@longviewcomms.ca

or

David Ryan
Longview Communications Inc.
Suite 2028 – 1055 W. Georgia Street
Vancouver, B.C.
Direct: (604) 694-6031
Mobile: (604) 562-5895
dryan@longviewcomms.ca

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